Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Avenue, Suite 1
LAKEWOOD, NEW JERSEY 08701

                                                                                         October 21, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Barros

Re:          Lightstone Value Plus Real Estate Investment Trust, Inc. Amendment No. 1 to Registration Statement on Form S-11 File No. 333- 166930

Dear Ms. Barros:

This letter is in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 10, 2010 (“Comment Letter No. 1”) and your letter, dated October 21, 2010 (“Comment Letter No. 2, and together with Comment Letter No.1, the “Comment Letters”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on May 18, 2010 (No. 333-166930) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 and/or Amendment No. 2 to the Registration Statement.  Amendment No. 1 was filed by the Company on October 19, 2010 and Amendment No. 2 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letters.  For the convenience of the Staff, each of the comments from the Comment Letters is restated in bold italics prior to the Company’s response.

Comment Letter No. 1

General

1.
We note that you have requested confidential treatment of portions of certain material agreements filed with the Commission. Please be advised that comments, if any, to these confidential treatment requests will be forthcoming in a separate letter. If we issue any comments to these confidential treatment requests, we will act upon any request for acceleration of the effective date of the Form S-11 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

Ms. Barros	October 22, 2010
United States Securities and Exchange Commission	Page 2 of 3

Please note that the Company has withdrawn the confidential treatment request with regards to such material agreements and has included such agreements and subsequent amendments thereto, as well as other related agreements, as Exhibits 10.44 through 10.52 to Amendment No. 1 to the Registration Statement.

2.
We note that the contribution agreement for which you have requested confidential treatment has been filed as exhibit 10.44 to this filing and as exhibit 10.62 to the Form 10-K for the fiscal year ended December 31,2009. Please note that if you need to re-file the agreement with the Form 10-K to revise redactions in response to comments on the confidential treatment request, you will also need to re-file the agreement in connection with this filing.

Please note that the Company filed Form 10K/A for the fiscal year ended December 31, 2009 with the Commission on October 12, 2010 to include the full contribution agreement and subsequent amendments thereto, as well as related agreements, as Exhibits 10.62 through 10.70 to the 10-K/A.  Such agreements also were filed as Exhibits 10.44 through 10.52 to Amendment No. 1 to the Registration Statement.

Undertakings, page II-2

3.	Please include the undertakings required by Item 512(a)(6) and (h) of Regulation S-K.

Please note that the Company has included the undertakings required by Item 512(a)(6) and (h) of Regulation S-K in Amendment No. 2 to the Registration Statement.

Comment Letter No. 2

General Comments

1.
We note that you withdrew your request for confidential treatment regarding Exhibit 10.44 to Form S-11 and 10_62 to your Form 10-K. Please note that you must file this exhibit in its entirety. We note, for example only, that you did not include Schedule 1, Exhibit C — Net Working Capital Line Items and the Addendum to this exhibit, Exhibit D — Net Operating Income Line Items, and Annex E. Please refile this agreement in its entirety as an exhibit to your Form S-11 and your Form 10-K.

Please note that this agreement, including all schedules and exhibits thereto, is being filed with Amendment No. 2 and is also being filed with an amendment to the Form 10-K today.

2.
Please note that you must resolve all outstanding comments regarding your Form 10-K for the year ended December 31, 2010. We will act upon any request for acceleration of the effective date of the Form S-11 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our outstanding comments.

Ms. Barros	October 22, 2010
United States Securities and Exchange Commission	Page 3 of 3

The Company acknowledges that the effective date of the Form S-11 may not be accelerated until the Company resolves all outstanding comments regarding its Form 10-K for the year ended December 31, 2009 (the “Form 10-K”).  In response to the Commission’s comment letter, dated July 27, 2010, regarding the Form 10-K, on October 8, 2010, the Company filed Form 8-K/A with the Commission to include the required Rule 3-05 financial statements of Prime Retail Outlets Acquisition Company, LLC.  Additionally, in response to the Commission’s request pursuant to Comment Letter No. 2 to refile certain exhibits to the Form 10-K, as noted above, the exhibits are being filed with an amendment to the Form 10-K today.  As a result of such actions, the Company believes it has complied with the Commission’s outstanding comments regarding the Form 10-K.

Undertakings, page II-2

3.	We note your response to comment 3 of our letter dated June 10, 2010. We reissue our comment. Please include the undertakings required by Item 512(a)(6) and (h) of Regulation S-K.

As noted above, the Company has included the undertakings required by Item 512(a)(6) and (h) of Regulation S-K in Amendment No. 2 to the Registration Statement.

*           *           *           *           *

Thank you very much for your prompt review of these materials.

Please call me at (212) 616-9975 should you or any other member of the SEC staff have any questions or additional comments.

Very truly yours,

/s/ Donna Brandin

Donna Brandin
Chief Financial Officer and Principal Accounting Officer